U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one)    [_]Form 10-k      [_]Form 20-F      [_]Form 11-k     [X]Form 10-Q
[_]Form N-SAR  [_]Form N-CSR

                      For the quarter ended March 31, 2005

                         Part I. Registrant Information

Full Name of Registrant: PRIMARY BUSINESS SYSTEMS, INC.

Address of Principal Executive Offices (Street and Number):
433 Kitty Hawk Drive, Suite 226,

City, State and Zip Code:  Universal City, Texas 78148


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Part II. Rules 12b-25 (b) and (c)

     The Registrant makes the following representations with respect to filing this Form 12b-25:

   X   (a) The reason(s) causing the inability to file timely could not be
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eliminated by the Registrant without unreasonable effort or expense.

   X   (b) The subject annual report on Form 10-QSB for the quarter ended March
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31, 2005, will be filed no later than the fifth calendar day following the due date.

       (c) Not Applicable

Part III. Narrative

     The Form 10-QSB for the period ended March 30, 2005 could not be filed within the prescribed time period as the Company was unable to complete, without unreasonable effort or expense, certain information related necessary for the completion of its financial statements and information related to pending transactions to be disclosed in the Form 10-QSB.

Part IV. Other Information

(1) Name and telephone number of person to contact in regard to this notification:

       Patrick Matthews, President
       Tel.No. (210) 658-4675

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

       [X] Yes   [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

       [_] Yes   [X] No

The Registrant has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                          PRIMARY BUSINESS SYSTEMS, INC.


                                          By: s/Patrick Matthews
                                             ---------------------------
                                                   President


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